

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Joseph Listengart, Esq.
General Counsel
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 10, 2011**
> **File No. 333-177895**

Dear Mr. Listengart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions as well as the El Paso form of proxy card once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

2. In an appropriate place in your filing, please provide a diagram that depicts the First and Second Mergers, with a view to assisting investor understanding of the steps you will be taking. In doing so, please explain why this structure was chosen.

Summary, page 16

Interests of Certain El Paso Persons in the Transactions, page 23

3. Please revise to quantify the amounts of the interests you disclose here.

Financing, page 28

4. Please revise to quantify each of the uses of proceeds you discuss here.

Unaudited Comparative Per Share Information of Kinder Morgan and El Paso, page 36

5. Please show us in detail your calculation of Kinder Morgan Pro Forma Combined
   Dividends per share of Class P common stock declared for the period.

6. Please explain to us your basis for computing pro forma (equivalent) amounts by using
   the exchange ratio for the mixed election. The purpose of equivalent per share
   information is to equate the pro forma per share amounts to *one share of the company
   being acquired*. Because the mixed election involves cash, a comparison of pro forma
   (equivalent) per share amounts with El Paso per share amounts is not a consistent
   comparison since the cash portion of the consideration is not captured in any of the pro
   forma per share measures. It appears the more relevant computation should assume the
   stock election exchange ratio. If you do not concur with this reasoning, please explain
   your basis in detail for use of the mixed election ratio. Please also note that such per
   share data should be presented in comparative columnar form with historical and pro
   forma per share data of the registrant and historical and equivalent pro forma per share
   data of the company being acquired being compared.

7. Please note that the historical earnings per share data of the company being acquired
   should be income from continuing operations for the requisite periods per Item 3(f)(3) of
   Form S-4. It appears you have presented net income per share without adjustment for
   non-continuing operations such as non-controlling interests as was done for the other per
   share earnings presentations. Please advise or revise.

Risk Factors, page 41

Risk Factors Relating to the Transactions, page 41

8. We note the first full risk factor on page 47. Please state this risk in an appropriate place
   in your prospectus summary.

<u>Risks relating to Kinder Morgan After Completion of the Transactions, page 49</u>

<u>Kinder Morgan's consolidated debt could adversely affect its financial health…, page 56</u>

9. Please clarify whether or not this risk factor reflects the debt commitment letter that you have entered into with Barclays Capital and, if not, the amount of additional debt you will likely incur.

<u>The Transactions, page 90</u>

10. Please explain why certain holders of El Paso's securities are not permitted to make a stock election, such as holders of New El Paso restricted shares and New El Paso performance RSUs.

<u>Background of the Transactions, page 92</u>

11. We note your disclosure on page 93 that "at the request of Evercore, representatives of Kinder Morgan had a meeting with Evercore in order to hear Evercore's ideas regarding a possible transaction between Kinder Morgan and El Paso." Please revise to discuss whether, prior to Evercore's June 24, 2011 request, Kinder Morgan had any interest in or relationship regarding a possible transaction with El Paso. We note an October 16, 2011 New York Times article, hyperlinked from your website, where Mr. Kinder states Kinder Morgan had held talks with El Paso's management about a potential merger for years. Please also clarify whether, and if so how, Kinder Morgan's IPO in February of 2011 helped facilitate this deal. If this was the first discussion of a possible transaction with El Paso, please explain what prompted the discussion at that particular time.

12. We further note your disclosure on page 93 that "at the request of Evercore, representatives of Kinder Morgan had a meeting with Evercore in order to hear Evercore's ideas regarding a possible transaction between Kinder Morgan and El Paso." Please specify which "representatives of Kinder Morgan" attended this meeting (e.g. board members, members of management, etc.).

13. We note your disclosure on page 93 that "[o]n July 13, 2011 and July 14, 2011, the El Paso board of directors met with management to discuss ongoing developments with respect to the proposed spin-off." If material, please revise to discuss these "ongoing developments."

14. Please revise to explain how your directors were able to express support for an offer to acquire El Paso for a purchase price of $25.50 per share with a view to explaining how this proposed purchase price was determined.

15. Please revise to explain:

- how the initial proposed terms of "60% in cash and 40% in stock of Kinder Morgan" were determined; and
- how and why this initial proposal resulted in the final terms of the transaction being 57% cash and 43% stock.

To the extent the first bullet point above was driven by tax considerations, please clearly state so.

16. We note your disclosure on page 93 that the two Goldman Directors did not attend the August 26, 2011 Kinder Morgan board meeting at which "Kinder Morgan board of directors discussed with management and representatives of Evercore the possibility of making an offer to acquire El Paso." We further note your disclosure that "[o]n August 28, 2011, one of the Goldman Directors informed Kinder Morgan's general counsel that the Goldman Directors would recuse themselves from all subsequent Kinder Morgan board of directors discussions and meetings to the extent relating to the possible acquisition of El Paso…Thereafter, the Goldman Directors did not participate in any Kinder Morgan board of directors discussions or meetings relating to the possible acquisition of El Paso…" Please clarify whether or not these Goldman Directors had any involvement regarding the possibility of a transaction between Kinder Morgan and El Paso prior to August 28, 2011 and if so, the extent and nature of this involvement.

17. We note your disclosure on page 94 that prior to the September 5, 2011 El Paso meeting, "a representative of Goldman Sachs was advised by a representative of El Paso that any such information shared with Goldman Sachs prior to, at or after the meeting, must be kept within the Goldman Sachs team involved in the El Paso representation and could not be shared with Kinder Morgan, Goldman Sachs personnel involved with Kinder Morgan, or with any other Goldman Sachs personnel not involved in the El Paso representation." Please state whether, to the best of both Kinder Morgan and El Paso's knowledge, this confidentiality as well as the confidentiality acknowledgement in El Paso's second engagement letter with Goldman Sachs was maintained throughout the course of the discussions between both parties.

18. Please elaborate upon the "possible different approaches" that were discussed at the September 5, 2011 meeting regarding how to respond to your offer and the basis for El Paso's determination that your offer was "not compelling enough."

19. We note your statement that at the September 5, 2011 El Paso meeting, "there was discussion as to other third parties that could be interested and able to proceed with a transaction with El Paso" and your statement that at the September 15, 2011 El Paso meeting, "there was discussion as to the advantages and disadvantages of publicly disclosing Kinder Morgan's proposal or engaging with third parties on a transaction..."

Please identify these third parties and whether they, or any other third parties, were ever contacted and, if not, explain why not.

20. We note your disclosure in the third to last paragraph on page 95 that "[f]ollowing the receipt of Kinder Morgan's September 9th letter, the letter was shared with representatives of Morgan Stanley and Goldman Sachs and members of management had discussions with representatives of Morgan Stanley and Goldman Sachs regarding potential responses to Kinder Morgan…" and that "[i]n light of Goldman Sachs' ownership interest in Kinder Morgan, after September 12, 2011, El Paso's board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that…going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs." Please explain how and why the El Paso board and management determined the point at which to it would no longer involve Goldman Sachs in connection with the Kinder Morgan transaction.

21. We note your disclosure on page 95 that "[i]n light of Goldman Sachs' ownership interest in Kinder Morgan, after September 12, 2011, El Paso's board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that…going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs." We further note our disclosure that during the September 15, 2011 El Paso board meeting with management and the relevant advisors, "the board determined that Goldman Sachs was not to be involved in any negotiations with Kinder Morgan or any tactical discussions with management or the board with respect to the Kinder Morgan proposal or how to respond to Kinder Morgan or any discussions with management or the board regarding the price or proposal that El Paso would be willing to entertain…" Please clarify why Goldman Sachs was advised on September 12th and why the board made its determination regarding this involvement on September 15th.

22. We note your statement in the first paragraph on page 96 that "the El Paso board of directors authorized Mr. Foshee to notify Kinder Morgan that its proposal of August 30, 2011 was not compelling." Please clarify the status of the September 9, 2011 proposal and the El Paso board and management's response to this proposal.

23. We note your disclosure in the first paragraph on page 96 that the El Paso board instructed management "to continue the process to effectuate the proposed spin-off so that El Paso would be in a position to timely execute the spin-off should a transaction with Kinder Morgan on terms acceptable to the El Paso board of directors not materialize." In an appropriate place in this section, please briefly describe the material terms of the proposed spin-off.

24. We note your statement in the third paragraph on page 96 that during the conversations held between Mr. Foshee and Mr. Kinder on September 16 and September 17, 2011 "Mr. Kinder indicated to Mr. Foshee that Kinder Morgan would be willing to consider a transaction at a price of $26.50 per share…and that it might be willing to raise its price subject to completion of due diligence" and that on September 18, 2011, after receiving an update on the negotiations between the two companies, "members of the Kinder Morgan board of directors indicated their support for Kinder Morgan management to continue discussions with El Paso regarding a possible transaction at a price higher than $26.50…" Please explain why Kinder Morgan changed its position from its price offer in its August 30th and September 9th proposal of $25.50 per share to a willingness to consider a price higher than $26.50 per share on September 18, 2011. In this revised disclosure, please explain the factors the Kinder Morgan board considered in indicating their support for a possible transaction at a price higher than $26.50 per share.

25. We note your disclosure in the penultimate paragraph on page 96 that "[l]ater on September 18, 2011, after further discussion, Mr. Kinder and Mr. Foshee preliminarily agreed that a price of $27.55 per share…could be a basis for further negotiation." Please revise to detail the issues raised and factors considered in this discussion, and all other relevant discussions, that resulted in a price of $27.55 per share as a basis for further negotiation.

26. We note your disclosure in the sixth paragraph on page 97 that "[o]n September 25, 2011, the board of directors of Kinder Morgan held a discussion with management and representatives of Evercore, Barclays Capital and Weil to review the preliminary findings of the due diligence regarding El Paso" and that "[f]rom September 25, 2011 through September 29, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters." We further note your disclosure that "[o]n September 28, 2011, representatives of Kinder Morgan notified representatives of El Paso that they would not be able to proceed with a transaction on the terms discussed on September 18, 2011 and as set forth in the term sheet discussed on September 21, 2011. Kinder Morgan then presented an alternative proposal." Please significantly revise your disclosure to:

- discuss the material issues and concerns raised in the Kinder Morgan meeting held on September 25, 2011;
- discuss the material issues and concerns raised in the meetings held between September 25, 2011 and September 29, 2011;
- explain the factors considered in Kinder Morgan's decision to notify El Paso that they would not be able to proceed with a transaction on the terms previously discussed; and
- explain why the warrant component of the consideration was introduced in the September 28, 2011 Kinder Morgan proposal.

To the extent any of the factors considered in the discussions referenced above were determinative, please specify this.

27. If material, please identify the "representatives of Kinder Morgan" and "representatives of El Paso" who attended the meetings held between September 25, 2011 and September 29, 2011.

28. Please revise to discuss any meetings held and the factors considered in any such meeting that resulted in El Paso's presentation of an alternative proposal to Kinder Morgan on September 29, 2011.

29. We note your disclosure in the penultimate paragraph on page 97 discussing El Paso's alternative proposal and that it consisted of "$11.02 worth of Kinder Morgan Class P common stock." Please revise to provide the amount of stock consideration as a portion of a share of Kinder Morgan stock (e.g., 0.4187). Please also revise to provide the indicated aggregate value per share of this offer and the date on which this value was determined (e.g. based on Kinder Morgan's closing price on September 29, 2011).

30. We note your disclosure in the first and third paragraphs on page 98 that Kinder Morgan's September 30, 2011 offer was its "best and final offer" and that this was communicated twice to El Paso. We further note that "[f]rom October 1, 2011 through October 5, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters, including the valuation of the proposed warrant portion of the consideration." Please discuss the issues raised and considerations discussed in these meetings with a view to providing insight into why Kinder Morgan's "best and final offer" resulted in a revised offer by Kinder Morgan on October 5, 2011.

31. Please revise to provide the aggregate consideration of the October 5, 2011 offer to include the value of the warrant consideration.

32. We note your disclosure in the penultimate paragraph on page 99 that as part of the meetings held from October 13, 2011 through October 16, 2011, "certain of the stockholders to the voting agreement negotiated certain provisions of the voting agreement." If material, please identify those terms that were negotiated.

33. Please clarify how the October 5, 2011 offer by Kinder Morgan from which the definitive documents were based resulted in the stock election, cash election and mixed election options.

 Recommendation of El Paso's Board of Directors and Reasons for the Transactions, page 101

34. We note your statement on page 102 that one of the factors considered in favor of the El Paso board of director's conclusion that the merger agreement and related transactions

are in the company and shareholders' best interests included "[i]nformation and discussions with El Paso's management and Morgan Stanley with respect to Kinder Morgan's credit profile following the proposed transactions, including the…expected proceeds from the sale of assets." We further note the last risk factor on page 49 and your disclosure on page 104 that one of the risks and potentially negative factors the El Paso board considered was "that Kinder Morgan indicated an intent to sell El Paso's exploration and production business..." Please revise the Background of the Transactions section to discuss when Kinder Morgan's intent to sell El Paso's exploration and production business was communicated, how it figured into the discussions between the two parties and whether, and if so how, this sale of assets impacted the final consideration determined. We note exhibit 99.1 to El Paso's Form 425 filed on October 17, 2011 stating "KMI intends to sell the exploration and production assets of EP. EP's net operating loss carryforwards will offset taxes associated with this sale and the resulting cash raised will substantially reduce the debt borrowed to fund the cash portion of the transaction."

Recommendation of Kinder Morgan's Board of Directors and Reasons for the Transactions, page 105

35. Please revise to include a discussion of those risks and other potentially negative factors that the Kinder Morgan board of directors considered in the course of its deliberations. We note the cross reference to your Risk Factors discussion is insufficient in this regard.

Opinion of El Paso's Financial Advisor, page 109

36. Please describe the method by which El Paso selected Morgan Stanley as its financial advisor. Please also provide this information for Kinder Morgan's selection of Evercore and Barclays Capital. Please see Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

El Paso's Engagement of Goldman Sachs, page 123

37. Please state the date on which the second engagement letter with Goldman Sachs was entered into and include this information in an appropriate place in the Background of the Transactions section.

New El Paso Stockholders Making Elections, page 169

38. We note this transaction offers shareholders stock election, cash election and mixed election options. Please revise your filing to provide that:

- you will redisseminate the proxy statement/prospectus at the time the election forms are mailed;

- shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;
- the company will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will be at least 5 business days following the date of such public announcement; and
- shareholders will be permitted to withdraw or change their election at any time prior to the election date.

Proration and Adjustment Procedures, page 171

39. Please supplementally provide a few examples, given different stockholder election and dissent scenarios, of how the proration adjustment would work if (a) the cash consideration is oversubscribed and (b) the cash consideration is undersubscribed.

The Merger Agreement, page 180

40. Please delete the phrase "or relied upon as characterizations of the actual state of facts or conditions of Kinder Morgan, El Paso or any of their respective subsidiaries or affiliates," as this phrase inappropriately implies that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement. Please also revise the penultimate sentence of the second paragraph in this section to remove the implication that you are not responsible for updating the disclosure in the prospectus for material changes. Please make similar revisions to the fourth bullet point in the Representations and Warranties section on page 203 as well as the sentence immediately following this bullet point.

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan, page 189

41. Please explain to us how you will account for the deemed cashless exercise of the El Paso Stock Options, outstanding restricted shares and performance RSUs and the period such accounting will be reflected in. Please be detailed in your description referring to the related promulgated GAAP guidance. To facilitate our understanding, please explain to us the business or accounting significance of the inability of the above holders of each class of equity instruments to make a stock election.

42. We note your disclosure that holders of New El Paso stock options, restricted shares, performance restricted stock units and common stock purchased through the El Paso ESPP will not be able to make a stock election. Please state this election restriction in an appropriate place in your prospectus summary.

Description of The Debt Financing, page 208

43. We note your statement that the proceeds of the facilities are expected to be used to pay cash consideration for the transactions and related fees and expenses and to repay or redeem certain of El Paso's indebtedness outstanding on the closing date. Please show us how such debt proceeds are anticipated to be used. In this regard, we note no elimination of interest expense in adjustment (q) on page 382 to reflect refinancing or pay-down of existing debt and adjustment (d) on page 381 suggests any excess proceeds of borrowings over the cash purchase price and financing fees will be used to pay transaction fees; none of which appear to be reflected in the pro forma presentation or notes. If this is the case you may want to clarify the extent of repayment of existing indebtedness under this caption and clarify in adjustment (d) the nature and amount of transaction expenses and how they will be reflected in future financial statements.

Unaudited pro Forma Condensed Combined Financial Information, page 375

44. We note your statement that the unaudited pro forma condensed combined statements of income do not include the elimination of El Paso's previous debt issuance costs. However, we also note that adjustment (q) reverses El Paso's amortization expense associated with its capitalized debt issuance costs. Please clarify your treatment of the historical debt issuance costs of El Paso and explain to us why you believe it is appropriate or not to include a pro forma adjustment for this item.

Note 2 – Pro Forma Adjustments and Assumptions, page 379

(a), Sale of EP Energy, page 379

45. It appears the contemplated sale of EP Energy would constitute a component of an entity that may be required to be classified as a discontinued operation under ASC 205-20-45 assuming the required conditions have been met. If so, please note that pro forma income statements for the 3 year period covered by Kinder Morgan's financial statements would be required as they are, in effect, a restatement of the historical income statements as if the period encompassing the disposition had occurred. If you do not believe EP Energy would qualify as a discontinued operation, please explain the reason(s) for your determination.

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 380

(b), page 380

46. You state that in determining your preliminary estimate of the purchase price for El Paso you have used the closing price for Kinder Morgan Class P common shares as of October 14, 2011. We further note that the final purchase price will be based on the fair value of Kinder Morgan's Class P common stock as of the closing date. Please explain to us

whether you considered using a stock price as of a more recent date and whether you intend to update the purchase price allocation as you file amendments to this Form S-4.

47. We note that you have estimated the fair value per warrant to be $1.50. Please explain in more detail how you determined the fair value of the warrants you intend to issue. In this regard, please describe any qualitative modifications made to quantified model determinations.

48. We note that you have determined the fair value of the noncontrolling interest associated with EPB based on an estimated market price of $35. Please clarify whether this represents a point-estimate or average quoted market price. Please also indicate the date such price was determined. If determined by other than quoted market price, please clarify the description in the filing and tell us the method used. You should also indicate the number of common units of EPB and supplementally reconcile any difference between units outstanding as of that date.

49. We are unable to reconcile to El Paso's purchase price allocation to current assets. Please explain to us how the adjustments made to current assets factor into your purchase price allocation and whether there are other items included in the final balance.

 (d), page 381

50. We note your addition of $138.1 million to current assets, which is described as amounts expected to be borrowed in excess of cash purchase price and financing fees. Please explain to us how this amount was derived as, per adjustment (i), it appears that 0.3 billion will be borrowed in excess of cash purchase price. If the difference is related to financing fees netted against the net excess proceeds, please ensure the amount of financing fees and deferred debt costs, if materially different, are disclosed in this adjustment or adjustment (h).

(e), page 381

51. We note that you have recorded a pro forma adjustment to reduce the value of property, plant and equipment for historical excess purchase costs associated with El Paso's acquisitions of regulated assets. Please specifically describe how El Paso accounted for acquisitions of regulatory assets and how any acquisition adjustments to property plant and equipment were treated in the purchase accounting at the time such acquisition(s) were consummated. Please be specific as to what specific regulatory assets the El Paso acquisition adjustments related to. If amortizable acquisition adjustments to property plant and equipment were recorded, tell us what FERC account(s) such adjustments were reflected in. Please contrast El Paso's past methodology with Kinder Morgan's current approach and explain whether you view the difference as a policy election or the basis you are relying upon for different treatment of fair value adjustments. If El Paso's acquisition adjustments were prior to the effective date of SFAS 141 or some different

predominant practice that existed at the time, please explain the history of accounting for acquisition adjustments in connection with acquisition of regulated pipelines. Lastly, please tell us how you determined the estimated regulatory fair value of the assets. If you viewed the historical cost of the pipeline plus the regulatory rate of return to result in no fair value adjustment being recorded, tell us why you were willing to pay a substantial majority of the purchase price for goodwill and what goodwill represents.   Please be detailed in your response as we may have further substantive comment.

(j), page 382

52. Please explain to us in more detail how you estimated the accrual for known contractual severance costs, including which employees were covered by contract. Please differentiate your answer as to the amount accrued for named executive officers as described on page 158 versus others. We assume adjustment (j) is to accrue solely for *contractual contingencies*. Please describe to us in general terms the plan to identify additional employees that will be involuntarily terminated and whether you view the accounting for such costs as *noncontractual contingencies*. Lastly, tell us how you plan to reflect all such severance payments in the final accounting period of El Paso.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments, page 382

(o), page 382

53. We assume that the activity between Kinder Morgan and El Paso eliminated through this adjustment has been transacted with outside parties such that there is no inter-company profit element that also should be eliminated. Please advise including the nature of the inter-company transactions.

(q), page 382

54. Given the significance of the fair value credit to long term debt and the related income effect such adjustment will have on future financial statements, the disclosure suggested by Instruction 2 of Rule 11-02 of Regulation S-X should be presented.

(s), page 382

55. You indicate that you have allocated incremental interest expense, net of income taxes, on the *debt issued in the transactions* to discontinued operations based on EP Energy's assumed fair value. We assume the "debt issued in the transactions" is represented by the "Facilities." Please tell us how this policy of allocating interest expense on future debt conforms with ASC 205-20-45-7 and whether you expect to use the same method to allocate interest to discontinued operations during the periods such operations are reclassified in the historical financial statements.

(t), page 382

56. Please indicate the basis by which you are allocating the income effect of the pro forma adjustments to non-controlling interests.

(w), page 383

57. Please explain to us in more detail how you allocated the dividends declared, excess distributions over earnings, and total net income to the holders of Class P stock, Class A stock and other participating securities based on the contractual terms of each class of equity. Help us understand the reason(s) for the difference in basic and diluted net income per common share from continuing operations between Class P and Class A, respectively but no difference per share between basic and diluted for the respective classes of common equity.

Item 22. Undertakings, page II-2

58. Please revise to include the undertakings required by Item 512(a)(6), 512(b) and 512(c) of Regulation S-K.

Annex F

Evercore Fairness Opinion

59. Please delete the word "solely" in the penultimate paragraph on page F-4. Alternatively, please revise to note that this limitation is subject to the exception provided for in the last paragraph on page F-4.

Exhibit Index

60. It does not appear that you have filed the debt commitment letter that you have entered into with Barclays Capital as an exhibit. Please file this letter as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

61. Please also file your form of election as an exhibit.

62. We note pursuant to Item 601(b)(2) of Regulation S-K, you have omitted the schedules and certain exhibits to Exhibit 2.1. Please revise to state that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please see Item 601(b)(2) of Regulation S-K.

Exhibit 99.3

Consent of Evercore Group LLC

63. It appears that part of the last sentence of the first paragraph was intended to be part of the first sentence of the first paragraph. Please clarify or revise. Please make similar revisions to exhibit 99.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Mara L. Ransom

　　　　　　　　　　　　　　　　Mara L. Ransom
　　　　　　　　　　　　　　　　Assistant Director

cc:　　Thomas Roberts
　　　　Weil, Gotshal & Manges LLP